UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  January, 2006

Commission File Number  001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC  V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  [   ]     Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [   ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [   ]

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  [   ]     No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-__________.

INFILL DRILLING OUTLINES ADDITIONAL HIGH-GRADE COPPER AND GOLD MINERALIZATION ON ENTRÉE’S COPPER FLATS

Vancouver, B.C., Monday January 16, 2006 - Entrée Gold Inc. (TSX-V: ETG; AMEX: EGI – “Entrée” or the “Company”) reports that results from recent drilling on the Copper Flats portion of its Lookout Hill property, Mongolia, have confirmed the continuity of previously-reported zones of high-grade copper and gold mineralization. These results are expected to increase the initial mineral resources at Copper Flats.

Drill holes EGD053B, EGD082, EGD085, EGD085A, OTD1219B, OTD1219D and OTD1222B were drilled to better define the extent and grade of high-grade copper and gold mineralization on the southern portion of Copper Flats, north of the joint Entrée – Ivanhoe Mines Ltd. (NYSE: IVN; TSX: IVN – “Ivanhoe”) property boundary.

ANALYSIS OF DRILL HOLES

Hole EGD053B was navi-drilled from hole EGD053A and occurs on the same section as holes EGD053 and 053A, previously reported (September 28, 2005 and November 10, 2005, respectively) to host mineralization at an along-strike distance of 625 metres north of the property boundary.  This hole intersected 185.5 metres of highly altered quartz monzodiorite that averaged 2.03% copper and 1.00 g/t gold, for a copper equivalent grade* of 2.68% (see Table 1, below and visit Entrée’s website at www.entreegold.com for hole locations).  The EGD053B mineralized interval lies approximately 150 metres below the mineralization in hole EGD053A and supports previous suggestions that the system is widening with depth.  Testing of this section at depth is now continuing with daughter hole EGD053C, which is currently drilling in visibly strong copper mineralization.

Hole EGD082 was collared along an east-west section approximately 150 metres north of the section containing the 053 series of holes.  EGD082 was designed to test the next northerly step-out to the mineralized system, but was lost due to drilling difficulties at a down-hole depth of approximately 1425 metres.  The hole was in the immediate hangingwall stratigraphy to the mineralized system, which was expected to lie approximately 150 metres below the termination of the hole.  Ivanhoe has advised that it will consider drilling a daughter hole from the 053 site and navi-drill it to the northeast to test the system to the north of the 053 section.

Holes EGD085 and EGD085A were collared to the east of the EGD016 series of holes and drilled to the northwest to intersect the mineralized system between previously-reported holes EGD008 (May 13, 2005) and EGD016C (August 4, 2005).  Both holes cut weakly mineralized hangingwall stratigraphy above the interpreted top of the mineralized system, as was defined by the EGD008 intercept.  A daughter hole (EGD085B) is in progress.

Holes OTD1219B and OTD1219D were navi-drilled from OTD1219, which was collared on Ivanhoe’s Oyu Tolgoi property and drilled northwestwards onto Entrée’s Copper Flats.  OTD1219B intersected 72 metres of highly mineralized quartz monzodiorite on Entrée’s Copper Flats ground, approximately midway between previously reported holes EGD016 and EGD008 and approximately 100 metres vertically below the previously-reported intercept in hole OTD1219A (November 10, 2005).  This 72 metre interval averaged 3.99% copper and 1.41 g/t gold, for a copper equivalent grade of 4.91%.  Hole OTD1219D (OTD1219C was lost due to technical drilling difficulties) intersected 116 metres of 2.3% copper and 1.13 g/t gold, for a copper equivalent grade of 3.02% copper, approximately 250 metres vertically below the intercept in OTD1219B.  This 116 metre interval contained 72 metres of 2.74% copper and 1.03 g/t gold immediately downhole from a 44 metre interval averaging 1.58% copper and 1.31 g/t gold.  Daughter hole OTD1219E is in progress.

OTD1222B was collared from the site of previously-reported OTD1218 (September 28, 2005) and intersected the mineralized system approximately 200 metres vertically below the OTD1218 intercepts.  A 140 metre intercept in hole OTD1222B averaged 3.91% copper and 1.37 g/t gold for a copper equivalent grade of 4.80%.  Holes OTD1222 and OTD1222A were lost due to drilling difficulties.

Table 1 - Summary of Significant Assays Results

EGD053B

Down-hole depth from – to metres	Interval metres	Copper %	Gold g/t	Copper Equivalent* %

1410 – 1510.5	100.5	1.31	0.46	1.61
1510.5 - 1696	185.5	2.03	1.00	2.68
1696 - 1724	28	1.29	1.78	2.44

OTD1219B

Down-hole depth from – to metres	Interval metres	Copper %	Gold g/t	Copper Equivalent*%

1228 - 1254	26	1.12	0.10	1.18
1254 - 1326	72	3.99	1.41	4.91

OTD1219D

Down-hole depth from – to metres	Interval metres	Copper %	Gold g/t	Copper Equivalent*%

1454 - 1498	44	1.58	1.31	2.43
1498 - 1570	72	2.74	1.03	3.41
Contained within
1454 - 1570	116	2.30	1.13	3.02

OTD1222B

Down-hole depth from – to metres	Interval metres	Copper %	Gold g/t	Copper Equivalent*%

1416 - 1436	20	1.52	0.12	1.60
1436 - 1576	140	3.91	1.37	4.80

*  Copper equivalent grades have been calculated using assumed metal prices (US$0.90/lb. for copper and US$400/oz. for gold);  %Cu equivalent = %Cu + [Au(g/t)x(11.25/17.64)]

Holes currently in progress include:  EGD053C, EGD085B, OTD1219E and EGD081B.

QUALITY ASSURANCE AND CONTROL

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration and a qualified person as defined by National Instrument 43-101, is responsible for the preparation of technical information in the Company’s news releases. SGS Mongolia LLC prepares the split core at the project site and assays all samples at its facility in Ulaanbaatar, Mongolia. Ivanhoe’s QA/QC program is monitored by independent consultant Dr. Barry Smee, P.Geo., and managed on site by Dale Sketchley, M.Sc., P.Geo.  Prepared standards and blanks are inserted at the sample preparation lab at the project site to monitor the quality control of the assay data.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. (www.entreegold.com) is an junior mineral exploration company focused on gold and copper prospects. The Company is a large landholder in Mongolia’s south Gobi Desert, near the Chinese border. Entrée maintains 100% interest in the 179,590 hectare Lookout Hill (Shivee Tolgoi) property which completely surrounds Ivanhoe’s 8,500 hectare, Turquoise Hill (Oyu Tolgoi) holdings.

Under an “Earn-In Agreement” announced in October 2004, Ivanhoe has the right to earn an interest in approximately 22% (40,000 hectares) of Entrée’s Lookout Hill property. By the terms of the agreement, Ivanhoe must spend a minimum of US$20 million in order to earn any interest in the mineral rights to the project property and may acquire up to a 70% interest in mineralization above a depth of 560 metres and an 80% interest in mineralization below a depth of 560 metres by spending US$35 million. Thereafter, Entrée has the right to require Ivanhoe to fund its share of subsequent joint venture costs through to production, to be recovered from production cash flow.

The Company is well funded, with approximately CDN$25 million in its treasury, to explore its wholly-owned projects in Mongolia. In addition, it continues to review new project opportunities globally.

Entrée is a Tier 1 listed company that trades on the TSX Venture Exchange under the symbol “ETG” and on the AMEX under the symbol “EGI”.

FURTHER INFORMATION

Primoris Group

Investor Relations

Tel: 866-368-7330

Email: ETG@primorisgroup.com

or

Entrée Gold Inc.

Mona Forster, Business Manager

Tel: 604-687-4777

Website: www.entreegold.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC.
(Registrant)

Date   January 16, 2006

By:

/s/  Hamish Malkin

Hamish Malkin

Secretary and Chief Financial Officer